EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,

	2001	2000

Net income	$6,575	$4,352

Average number of shares outstanding during the period	11,472	11,354

Dilutive effect of stock options after application of treasury stock method	338	169

Average number of shares outstanding during the period	11,810	11,523

Basic earnings per share	$0.57	$0.38

Diluted earnings per share	$0.56	$0.38